Exhibit 99.73

Bitzero Holdings Inc. Partners with CBRE & Hydra Host to Commercialize

& Deploy AI Compute Capability Across Hyperscale & GPU Demand

Channels

Just Weeks After Breaking Ground on Phase I at Kokemäki Site, 200MW of Capacity is Now Available for Pre-Operational Investment

VANCOUVER, BC (January 13th, 2026) — Bitzero Holdings Inc., (CSE: BITZ.U) (FSE: 000) (“Bitzero” or the “Company”), the company redefining sustainable Blockchain and High-Performance Compute (HPC) data centers, has entered into strategic partnerships with CBRE and Hydra Host to commercialize AI-ready data center capacity at its Kokemäki, Finland and Namsskogan, Norway sites for hyperscale and AI-focused tenants.

This dual-track commercialization strategy positions Bitzero’s low-carbon gigawatt potential capacity in front of the world’s largest hyperscale customers and emerging AI factories, with both long-term, dedicated resources and quick-deploy, near-term GPU capacity to maximize utilization and revenue across a broad AI customer base.

CBRE to Market 200MW Kokemäki, Finland Site to Hyperscalers

Bitzero has engaged CBRE to act as the Company’s strategic real estate broker for its wholly owned Finland site, supporting Bitzero’s efforts to bring the site to market for potential partnership opportunities with hyperscale customers seeking capacity for AI and other high-performance computing workloads.

CBRE’s role is limited to advisory and brokerage services in connection with marketing the Finland site to prospective tenants and partners.

Key Highlights

●	Strategic brokerage engagement: CBRE has been contracted to act as Bitzero’s strategic broker to market the Finland site to hyperscale customers evaluating capacity for AI workloads.

●	Power schedule: Power for the Finland site is currently scheduled to go live in Q1 2027.

●	Nordic demand dynamics: The Company has seen strong demand in the Nordic region, supported by the ability to provide significant power and infrastructure support.

●	Early-stage engineering work: Bitzero has also started to engage an engineering firm to support pre-design work for the first 200MW of development.

“This strategic alliance marks a pivotal point in our growth strategy,” said Bitzero’s President and CEO Mohammed Bakhashwain. “It not only allows anchor tenants to lock in high-demand capacity now, but CBRE’s global reach will also accelerate our momentum and maximize the value of our assets during the prime growth stage of the AI era.”

Hydra’s Brokkr Platform Accelerates AI Deployment & Monetization

Hydra Host’s GPU-as-a-service model will enable Bitzero to rapidly deploy, operate and monetize GPU capacity for enterprise, neocloud and AI-native workloads, expanding utilization beyond traditional hyperscale leasing.

Hydra’s Brokkr platform provides turnkey GPU lifecycle enablement, including management, monitoring and monetization, along with access to Bitzero resources for customers anywhere in the world through a unified global API. This managed service approach allows Bitzero to pursue multiple monetization strategies across Hydra’s global customer base, backed by Brokkr’s operations layer to accelerate onboarding, utilization and revenue capture across high-demand channels.

“Bitzero brings the scale, distribution and ‘asset-light’ operating model our international AI factory customers demand,” said Hydra Host CEO and co-founder Aaron Ginn. “We’re excited to add their top-tier, low-carbon compute to our global GPU platform, providing decentralized access and diversified capacity to our fast-growing global footprint.”

Bitzero Poised to Deliver as AI Capacity Demand Surges

According to CBRE research, the European market is already grappling with historically low HPC capacity, tight vacancies and fierce demand from hyperscale users—a trend that’s expected to persist even as AI-focused capacity deals have tripled year-over-year. Vacancy rates are expected to remain below 10%, pushing pricing up by 10% or more in some markets.

With thousands of transactions across hundreds of markets worldwide, CBRE manages approximately $6 billion in annual data center transaction value. Its proprietary research, deep hyperscale relationships and global marketing infrastructure bring a level of credibility and strategic advisory that accelerates transactions with large-scale users.

To learn more about Bitzero’s HPC capacity for hyperscale operations, visit www.bitzero.com.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, Bitcoin mining, and obtaining strategic data center hosting partnerships. Bitzero Holdings Inc. now has four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

About CBRE

CBRE Group, Inc. (NYSE:CBRE), a Fortune 500 and S&P 500 company headquartered in Dallas, is the world’s largest commercial real estate services and investment firm (based on 2024 revenue). The company has more than 140,000 employees (including Turner & Townsend employees) serving clients in more than 100 countries. CBRE serves clients through four business segments: Advisory (leasing, sales, debt origination, mortgage serving, valuations); Building Operations & Experience (facilities management, property management, flex space & experience); Project Management (program management, project management, cost consulting); Real Estate Investments (investment management, development). Please visit our website at www.cbre.com.

About Hydra Host

Hydra Host is a next-generation infrastructure company operating high-performance GPU clusters across global data centers for family offices and global alternatives allocators, data centers and energy operators. Hydra Host, a top 10 NVIDIA Cloud Partner and Founders Fund-backed company, delivers compute as an asset class across more than 50 locations worldwide. To learn more, visit www.hydrahost.com.

Bitzero Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Bitzero Press Contact

bitzero@nextpr.com

Forward-Looking Information

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this release includes, but is not limited to, statements regarding: the partnerships with CBRE and Hydra Host, the expected impact of the CBRE and Hydra Host partnerships on the commercialization, deployment and monetization of AI-ready and high-performance compute data center capacity, the ability to assist with scaling and accommodating AI-ready data centers, statements about Bitzero’s low-carbon gigawatt potential capacity, anticipated demand from hyperscale, enterprise, neocloud, and AI-native customers, expected timelines relating to development and power availability at the Finland site, Bitzero’s ability to deploy and monetize GPU capacity, and the Company’s plans and intentions with respect to compute capability and GPU demand channels and multi-track monetization strategies, and expectations informed by CBRE’s research regarding European and Nordic HPC capacity constraints, demand dynamics and pricing trends.

Forward-looking statements are based on management’s current expectations and assumptions that, while considered reasonable as of the date of this release, are subject to significant risks and uncertainties. Material assumptions underpinning the forward-looking information include, among others: that the partnerships will progress anticipated, that engineering and pre-design work for the Finland site will be completed on expected timelines, that scheduled power availability will be achieved, that the Brokkr platform will perform and scale as expected, that Bitzero will continue to have stable access to clean, low-carbon energy sources, that the Company’s data center will continue to operate as expected with stable access to electricity at anticipated costs, that Bitcoin market conditions (including network difficulty and bitcoin pricing) will remain within expected ranges such that the Company’s efficiency gains translate into competitive advantages, and that demand for HPC will continue. Material risk factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: development, construction or engineering delays; delays or limitations in power delivery or infrastructure availability; shifts in hyperscale, AI or GPU demand; operational challenges associated with the deployment, lifecycle management or monetization of GPU capacity; performance issues or unforeseen constraints relating to Hydra Host’s platform; regional or national regulatory or policy changes affecting data centers, power markets or related industries in Finland, Norway or other jurisdictions; energy cost fluctuations; competitive pressures in the global AI compute and hyperscale infrastructure markets; and macroeconomic or market conditions influencing large-scale data center investments. Additional risks and uncertainties are described in the Company’s continuous disclosure filings, including its Listing Statement and subsequent financial reports available on SEDAR+ at www.sedarplus.ca Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking information is provided for the purpose of communicating management’s current plans, expectations and intentions regarding future operations and may not be appropriate for other purposes. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.